UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period   August 2008            File No.    001-33491

DEJOUR ENTERPRISES LTD.

(Name of Registrant)

808 West Hastings Street, Suite #1100, Vancouver, British Columbia, Canada, V6C 2X4

(Address of principal executive offices)

1.

News Release dated August 18, 2008

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F XXX

FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Dejour Enterprises Ltd.

(Registrant)

Dated: August 19, 2008	By: /s/ Mathew Wong Mathew Wong, Chief Financial Officer

PRESS RELEASE

DEJOUR ENTERPRISES LTD.:                                                          Amex: DEJ / TSX-V: DEJ

FOR RELEASE:

           August 18, 2008

Dejour Grows 'Montney' Block - Targets Royalty Free Oil

Calgary, Alberta August 18, 2008:  Dejour Enterprises Ltd. announces it has secured 3792 additional net acres in the emerging 'Montney' natural gas trend in NE British Columbia at the 13-08-08 government oil and gas drilling rights auction.

“This increases our land holdings to 6352 contiguous acres (2541 ha.) at a total cost of CDN $902,000. Participation in this 'Montney' natural gas resource trend adds to the strategic exploration and development growth plan for Dejour. The addition, at a much lower cost than some recent high profile deals, will provide the Company a significant additional growth opportunity to compliment its recent success in the Peace River Arch,” states Charles Dove, President, Dejour Energy (Alberta).

These lands have the additional benefit of being adjacent to necessary appropriate pipeline infrastructure, dramatically underwriting the future costs of bringing any reserves to market.

Initial drilling of these lands is anticipated in winter 2009-10.

Production Update

Dejour is in the final stages of initiating oil production from its 100% owned new pool discovery at Woodrush (part of the Drake area lands) in NE BC. All weather access and tanks have been supplied, with final electrical work being to be completed in Q3/08. The discovery well, into the 'Halfway' zone, encountered virgin pressures testing over 600 barrels of oil per day. The BC Government has established an initial restricted flow rate of 180 barrels per day from this well pending establishment of reservoir dynamics of the discovery, at which time allowable flow rates are expected to be increased. Dejour plans a minimum of two offset wells into this pool in Q4-08/Q1-09.

The Company has applied for and anticipates receiving, a three year royalty free holiday from the BC Government associated with production from this new pool discovery well.

Dejour is on target to tie-in five natural gas/oil wells in Drake, Carson Creek and Saddle Hills (with Zargon) in Q3/08, bringing the total to nine production wells established in 2008.

The Company plans to drill 8 additional wells offsetting these discoveries during the coming winter drill season.

Charles Dove, P. Geoph. is the qualified person for this release.

For more detailed information, the Company’s website has been recently updated at www.dejour.com .

About Dejour

Dejour Enterprises Ltd. is a micro cap Canadian company creating shareholder value through a balance of exploration, development, production and monetization of strategic North American energy properties including oil, natural gas and uranium.

The Company is listed on the Amex (DEJ), TSX Venture Exchange (DEJ.V), and Frankfurt (D5R).  Dejour is a reporting issuer to the SEC.   Refer to www.dejour.com for company details or contact the Office of Investor Relations at investor@dejour.com

Statements Regarding Forward-Looking Information:  Some statements contained in this news release are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that forward-looking statements are inherently uncertain and involve risks and uncertainties that could cause actual results to differ materially, including comments regarding the expectation that the offering will be completed consistent with the terms outlined above and use of proceeds from this transaction.  Actual results may differ materially from those presented.  Factors that could cause results to differ materially include fluctuations in oil, gas and uranium prices, changes in U.S. and Canadian securities markets and failure to receive regulatory approvals.  Dejour assumes no obligation to update this information.  There can be no assurance that future developments affecting the Company will be those anticipated by management. Please refer to the discussion of risk factors in our Form 20-F for 2006, as amended.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this news release.

Robert L. Hodgkinson, Chairman & CEO

DEJOUR ENTERPRISES LTD.

Suite 1100-808 West Hastings Street, Vancouver, BC Canada V6C 2X4

Phone: 604.638.5050  Facsimile: 604.638.5051  Email: investor@dejour.com "